EXHIBIT  99.1

Americas Gold & Silver Provides Galena Complex Operational and Exploration Update

February 24, 2025 – Toronto, ON – Americas Gold and Silver Corporation (“the Company”) (TSX: USA, NYSE American: USAS) is pleased to provide an update on its ongoing work programs at the Galena Complex (“Galena”) following the closing of the Galena consolidation and recapitalization transaction (the “Transaction”) closed on December 19, 2024 (see associated press release dated December 19, 2024).

Significant progress has been made in identifying opportunities and initiating action as part of the Company’s technical review and optimization work to ensure that the Galena Complex reaches its full production potential, underscoring the Company’s ongoing commitment to operational efficiency, safety, production growth, and maximizing value from existing assets. This progress includes initial work on the #3 shaft, a trade off study currently underway at the mine and the ordering of new mining equipment to boost productivity underground. The Company is also pleased to release new drilling results that continue to demonstrate the geologic prospectivity of the deposit and identify new veins that could be brought into production with further drilling. Lastly, as a result of an initial review of byproduct metallurgical performance, the Company has also initiated further test work to evaluate the potential to maximize recoveries of copper and antimony.

Key Highlights:

•	#3 Shaft Hoist Upgrades Underway – The Company has identified hoisting capacity as the primary bottleneck at the Galena Complex. A multi-step upgrade plan for the #3 Hoist includes increasing motor size, modifying the motor base, brake and control system improvements, and installing a down-rope shaft communication system. Completion is expected in Q4 2025.
•	New Equipment Acquisition – To improve safety, efficiency, and productivity, the Company has ordered five new pieces of underground equipment, including one 4yd LHD, two 2yd LHDs, and two 20-ton haul trucks. Initial deliveries are expected in Q1 2025, with commissioning in Q2 2025.
•	Metallurgical Sampling in Progress – A metallurgical test program has been initiated to optimize concentrate sales by assessing by-product recovery and payability. 1,000 drill hole pulps from past Ag-Cu vein intersections have been shipped for multi-element analysis, and flotation testing is underway at SGS Laboratories in Lakefield, Canada to maximize recoveries of silver, copper, antimony, and gold.
•	Discovery of the 049 Vein – A new high-grade silver-copper vein was intercepted while targeting the 072 vein. Notable results include up to 1,731 opt Ag (53,839 g/t) and 16.3% Cu over 0.15m true width. Three additional drill holes are in progress to further define the resource and integrate it into near-term production plans.
•	368 Vein Infill Drilling Program – Recent infill drilling in the 360 Complex has confirmed the continuity of economic mineralization and identified the shifting of higher grades shift into a parallel shear structure. The results support continued mining in this zone, with new development and resource conversion ongoing.

Paul Huet, CEO of Americas Gold and Silver, commented: “The first two months of review and optimization work undertaken at the Galena Complex have been remarkably productive. I have been very impressed by the energized workforce and the tremendous potential of our primary silver asset. In my 35 years of mining, I have been fortunate to lead several operational improvement projects, and I am encouraged by both the opportunities and the commitments I have seen from the team at Galena during our first 60 days as part of the new Americas team.

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Our review of the primary #3 hoisting shaft has yielded some strong near-term and longer-term upgrade projects. We have also ordered five new pieces of equipment, with initial deliveries this quarter. On the exploration front, the Galena Complex continues to demonstrate its exceptional exploration potential under the new leadership team. The discovery of the 049 Vein, along with the discovery of the new 181 & 182 Veins and the 368 Vein, reaffirms our confidence in the long-term sustainability of this asset. Finally, our review of metallurgical opportunities identified during our due diligence has led to immediate action with new sampling programs underway to optimize our concentrate by product potential by capturing previously untapped metal value.

As we move forward with these exciting programs, we remain committed to improving the productivity of the operation through a safety-focused approach. We look forward to sharing further progress on all of our initiatives in the coming months.”

Operational Revitalization through Technical Review and Optimization Projects

The Company is investing significantly both in terms of capital projects and equipment as well as management focus and operational team excellence with the aim to potentially return the Galena Complex back to historical production levels through growth and operational efficiency improvements.

Major projects already underway include:

•	Upgrades to #3 Hoist and Shaft
•	Acquisition of five new pieces of underground mobile equipment
•	Comprehensive mine-wide trade off studies
•	Metallurgical sampling program to identify by-product revenue optimization opportunities

Upgrades to #3 Hoist

Hoisting capacity has been identified as the primary bottleneck to increasing future production at the Galena Complex. Following technical review, the Company has developed a multi-step plan to begin improving productivity at the #3 Hoist, which is the primary production hoist. The project aims to boost total hoisting capacity significantly beyond the current 700tpd of total material hoisting. The four primary components to this capital improvement are:

•	Increasing motor size: The Company owns two 2,250HP motors that are currently being refurbished by a supplier in nearby Spokane, WA which will upgrade the current 1,750HP motor.
•	Upgrade the existing motor base for the new motors: A modest amount of construction work is required to modify the pedestal which holds the current motor.
•	Complete brake and Lilly upgrades: to allow for faster ascent and decent and improved operational control to optimize skip loading and hoisting cycle times.
•	Installing a down rope shaft communication system with load link: Modernizing the #3 Hoist by providing real time skip loading weights and improved hoisting controls with short interval control data collection for continual improvements to hoist safety and productivity.

The #3 hoist upgrades are expected to be complete during Q4 2025.

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Equipment Acquisition & Trade Off Studies

The Company moved quickly in Q4 2024 to buy equipment and improve the existing mobile equipment fleet to provide immediate improvements to safety, efficiency, and productivity. This included securing five new pieces of equipment, further modernizing underground operations. Delivery of the equipment is expected during Q1 2025, with the equipment being rebuilt and commissioned underground in Q2 2025. The initial equipment purchase includes:

•	One 4yd LHD
•	Two 2yd LHDs
•	Two 20t Trucks

Figures 1, 2, 3 & 4: New Equipment Ordered

Comprehensive Mine Wide Trade Off Studies

The Company has begun a series of technical planning exercises and mine-wide trade off studies to comprehensively align the needs of mine production to the infrastructure and equipment required to unlock the improvements. These studies will utilize internal expertise as well as external consultants over the next several months and are expected to guide the Company on priority production areas, new infrastructure and upgrades to existing infrastructure. Further updates on the findings will be provided in the coming months.

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Metallurgical Optimization

The Galena Complex continuously achieves excellent silver and lead recoveries; however, one of the early opportunities identified through a comprehensive audit of historical concentrate production is the opportunity to optimize concentrate sales by enhancing by-product recovery and payability. A historical analysis of shipped flotation concentrates from Galena since the year 2000 indicates significant payable by-products were present in past production. Since 2015, only a Pb/Ag concentrate has been sold, with no revenue realized for copper, antimony, or gold content. In order to better understand this opportunity, a metallurgical test program has been initiated to assess the potential of optimizing recoveries of all payable metals. The program involves:

•	1,000 drill hole pulps from past Ag-Cu vein intersections have been shipped for multi-element analysis.
•	Flotation testing is underway at the industry leading SGS Laboratory in Lakefield, Canada, focused on:
○	Maximizing recoveries of silver, copper, antimony, and gold.
○	Evaluating the viability of differential flotation to generate separate Pb/Ag and Cu/Ag concentrates.

Results from the metallurgical study will be used to guide future mill process improvements providing potential revenue enhancements.

Operational Excellence

The management team and the board strongly believe in the full potential of the Galena Complex and are dedicated to unlocking its existing potential. This commitment has been evident since the closing of the Transaction with the continuous presence of the executive team on site and the addition of a number of new hires to both the corporate and management team on site providing real-time training support to mine leadership and operations. These early actions are necessary to create a step change in performance at the operation. The team has successfully improved data collection and reporting which has led to a number of modifications to existing procedures to improve task execution and efficiency. The new focused approach has generated several quick wins and has begun to build a culture of operational team excellence on site where all employees participate in idea generation and execution of new processes. The results and responses to date have been positive.

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Exploration Update

Recent drilling campaigns have identified three new potentially economic veins as well as completing a successful infill program to de-risk near term production. The strong exploration results are reflective of the high exploration potential and geologic endowment at the Galena Complex, leading to the discovery of the 049, 181 and182 veins. The 368 vein has also been successfully infill drilled ahead of production.

Figure 5: Long section of Galena Complex

Discovery of 049 Vein at 5500 Galena Diamond Drill Station

A previously undiscovered vein was intercepted while targeting the 072 vein. The new 049 vein has returned exceptional silver and copper grades. Geologic modeling identified eight additional intercepts along the vein structure as outlined in the results below. Three additional drill holes are in progress to further define the potential resource and to create mining plans to add this high-grade area into near term production. New high-grade silver veins continue to be discovered at Galena, reinforcing the long-term potential of the operation. The most significant intercepts through the 049 vein are:

o	Hole 52-514: 6,246 g/t (200.8 opt) silver, 1.7% copper over 0.49 m true width[1]
o	Hole 52-550: 7,853 g/t(252.5 opt) silver, 2.3% copper over 0.27 m true width[1]
o	Hole 52-553: 53,839 g/t (1,731.0 opt) silver, 16.3% copper over 0.15 m true width[1]

The 049 vein was initially encountered in a previously reported interval on January 23, 2024 in hole 52-507 containing:

o	Hole 52-507: 6442.1 g/t (207.2 opt) silver and 1.8% copper over 0.37 m true width[1]

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Figure 6: 049 Vein Cross Section

181 & 182 Vein Discovery

Drilling from the 49-132 Loop 5 diamond drill station identified two new parallel silver-lead (Ag/Pb) veins situated near the 4900 Ramp system, approximately 15 meters (50 feet) northeast of the drill station. Development access has since crosscut these veins, and initial mining has commenced. Mining plans have been adjusted to incorporate this discovery as a new production stope and development is in progress.

The 181/182 veins were discovered in 2024 and the geology was immediately identified as having a positive significant impact on mining and production. The veins are open at depth and above with both extensional and infill drilling scheduled for later this year. From the next drill station on 4600L, which is located in an actively producing mining area. The Company is confident in the potential to extend the size of these two prospective vein areas.

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Figure 7: 181 & 182 Veins Section View

368 Vein Infill Drilling Program

The 360 Complex is an active mining area in the eastern portion of the mine currently accessed from the 4900L. The 360 Complex has contributed profitable tons over the past several years as the ramp system has developed up towards the 4600L. An infill program confirmed the continuation of economic mineralization following the structure up dip of the 360 Vein, with higher grades appearing to jump to a parallel vein structure within a broader shear zone which is currently an active significant production area. Highlighted drill results include:

o	Hole 49-768: 353 g/t (10.3 opt) silver, 9.8% lead over 2.65 m true width[1]
o	Hole 49-764: 302 g/t (8.8 opt) silver, 9.2% lead over 2.04 m true width[1]

Ongoing infill drilling to convert resources also demonstrate grade increases to the west of the current mining area. Current forecasted grade and tons represents a significant source of feed material to support the planned increase in mined and milled tons as part of the planned revitalization of Galena.

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Figure 8: 368 Vein Cross Section

A full table of drill results can be found at:

https://americas-gold.com/site/assets/files/4297/dr20250224.pdf

About Americas Gold and Silver Corporation

Americas Gold and Silver is a growing precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, and in December 2024, the Company acquired 100% ownership in the Galena Complex (located in Idaho, USA) in a transaction with Eric Sprott and a Paul Huet-led management team, further strengthening its position as a leading silver producer. Eric Sprott is now the largest shareholder in the company, holding a ~20% interest. Additionally, the Company owns the San Felipe development project in Sonora, Mexico. With these strategically positioned assets, Americas Gold and Silver is striving to become one of the top North American silver-focused producers with an objective of over 80% of its revenue generated from silver by the end of 2025.

For further information, please contact:

Maxim Kouxenko - Manager, Investor Relations

M: +1(647) 888-6458

E: ir@americas-gold.com

W: americas-gold.com

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Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Chris McCann, P.Eng., VP Technical Services of the Company. The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

The diamond drilling program used NQ-size core and BQ-size core. The Company’s standard QA/QC practices were utilized to ensure the integrity of the core and sample preparation at the Galena Complex through delivery of the samples to the assay lab. The drill core was stored in a secure facility, photographed, logged and sampled based on lithologic and mineralogical interpretations. Standards of certified reference materials, field duplicates and blanks were inserted as samples shipped with the core samples to the lab.

Analytical work was carried out by American Analytical Services Inc. (“AAS”) located in Osburn, Idaho. AAS is an independent, ISO-17025 accredited laboratory. Sample preparation includes a 30-gram pulp sample analyzed by atomic absorption spectrometry (“AA”) techniques to determine silver, copper, and lead, using aqua regia for pulp digestion. Samples returning values over 514g/t Ag are re-assayed using fire-assay techniques for silver. Additionally, samples returning values over 23% Pb are re-assayed using titration techniques.

Duplicate pulp samples were sent out quarterly to ALS Global, an independent, ISO-17025 accredited laboratory based in Reno, Nevada to perform an independent check analysis. A conventional AA technique was used for the analysis of silver, copper and lead at ALS Global with the same industry standard procedures as those used by AAS. The assay results listed in this report did not show any significant contamination during sample preparation or sample bias of analysis.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

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Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; Company’s technical review and optimization work at the Galena Complex; operational improvements and production from the Galena Complex, including the expected production levels and anticipated improvements through production growth and operational efficiency, and potential additional mineral resources thereat; the expected timing and completion of the Galena hoist and shaft improvements, mine-wide trade-off studies and equipment upgrades and the expected operational and production results therefrom, including the anticipated improvements to total capacity and operational efficiency, to the cash costs per silver ounce and all-in sustaining costs per silver ounce at the Galena Complex following completion; opportunities relating to the optimization of concentrate sales by enhancing by-product recovery and payability; and the timing and results of its metallurgical sampling program to identify by-product revenue optimization opportunities and the anticipated improvements therefrom; and the initial results and expectations arising out of the Company’s exploration and drilling programs at the Galena Complex. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” ‘ensure” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas , these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

1 Meters represent “True Width” which is calculated for significant intercepts only and is based on orientation axis of core across the estimated dip of the vein.

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